Via EDGAR

December 11, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CSG Systems, International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 7, 2008
Definitive Proxy Statement Filed April 10, 2008
File No. 0-27512

Dear Mr. Kronforst:

I am writing to you on behalf of CSG Systems International, Inc. (“CSG”), in response to your letter of November 26, 2008 to Mr. Peter E. Kalan of CSG.

For your convenience, we have set forth below each of the Staff’s comments in full and included our responses below it, using the same numbering and headings used in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Consolidated Statements of Income, page 49

1.	We do not agree with your proposal to resolve our comment regarding gross margin. Note that it is not appropriate for you to present gross margin on the face of your income statement or within MD&A exclusive of depreciation. Cost of sales may be reported exclusive of depreciation if you choose to omit gross margin, but your current presentation must be revised. Please tell us how you intend to resolve this issue. If you expect to revise future filings only, provide us with a materiality analysis that supports that approach.

Corporate Headquarters | 9555 Maroon Circle | Englewood, CO 80112 | ph: 303.796.2850

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

Response:

Prior to 1998, we presented a “Gross margin” line item on the face of our consolidated statement of income (operations), which equaled total revenues minus total cost of revenues, at the same time that we were presenting a separate line item for “Depreciation”. Beginning with our 1998 Form 10-K filed on March 29, 1999, we changed the title of the “Gross margin” line item to “Gross margin (exclusive of depreciation)” to be in conformity with Topic 11B, issued as part of SAB No. 1. We have been following that same presentation ever since. In a SEC comment letter process between August 2004 and November 2004 related to the issuance of our Contingent Convertible Debt (issued June 2004), the presentation of “Gross margin (exclusive of depreciation)” on our consolidated statement of operations was not commented on by the SEC.

As we noted in our response to comment 3 of your letter dated October 16, 2008, we believe our current presentation is consistent with the requirements of Topic 11B. However, as a result of your additional comment on this topic in your letter dated November 26, 2008, we searched for additional information that would give us greater insight into your comments. During our research, we noted that during the 2002 AICPA Year-end SEC Conference, the SEC Staff addressed this topic as follows:

“Cost of sales [revenue] – Costs and expense for all sources of revenue, costs of both products and services, and inventory valuation adjustments should be included in this line. This applies to costs of products as well as costs of services. Depreciation and amortization may be excluded from this line item and presented separately, but should be excluded from any subtotal that represents gross margin or operating income [emphasis added].”

Although we believe that our presentation of “Gross margin (exclusive of depreciation)” is not misleading, and appears to be consistent with Topic 11B, we have always strived to conform to all of the SEC staff’s interpretations. Thus, we will revise our income statement presentation related to this matter by removing the “Gross margin (exclusive of depreciation)” subtotal line item in its entirety in all of our future periodic filings with the SEC. We will continue to report our cost of revenues exclusive of depreciation, which you indicate in your comment above, is an acceptable presentation. We will also modify our MD&A disclosures to be consistent with this revised income statement presentation. A partial presentation of the Consolidated Statement of Income in our Form 10-Q for Fiscal Quarter Ended September 30, 2008, that reflects our revisions, is as follows:

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

CSG SYSTEMS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Quarter Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
	(unaudited)		(unaudited)
Revenues:
Processing and related services	$110,582	$97,769	$324,056	$277,691
Software, maintenance and services	7,398	9,792	24,390	28,118

Total revenues	117,980	107,561	348,446	305,809

Cost of revenues (exclusive of depreciation, shown separately below):
Processing and related services	58,458	50,607	167,482	138,571
Software, maintenance and services	4,448	6,016	14,438	18,615

Total cost of revenues	62,906	56,623	181,920	157,186
Other operating expenses:
Research and development	16,750	15,415	49,675	43,254
Selling, general and administrative	12,717	10,566	38,386	32,313
Depreciation	4,469	3,422	12,113	9,328
Restructuring charges	7	(33)	71	545

Total operating expenses	96,849	85,993	282,165	242,626

Operating income	21,131	21,568	66,281	63,183

We respectively request that we be allowed to modify our presentation and disclosures as noted above on a prospective basis (beginning with our 2008 Form 10-K to be filed on or about March 1, 2009). This will include consistent presentation for all periods presented in our Form 10-K, including the disclosure of our five years of financial data included as part of Item 6. “Selected Financial Data”. We will follow this approach in all of our future Form 10-Qs as well.

We do not believe this matter merits a restatement of previously filed documents with the SEC for the following reasons:

•	Our current presentation is not misleading in that our disclosures clearly indicate that our gross margin is exclusive of depreciation.

•

This is a matter of expense classification only. Our total operating expense amounts are not impacted by this change. We believe that our investors focus mainly on total operating expenses and operating income as the primary measures of our operating performance, and do not place significant reliance on the gross margin measure for purposes of understanding our business.

•

This matter is not material to our financial statements evidenced by the amount of depreciation expense related to our cost of revenues. Our depreciation expense related to our cost of revenues, expressed as a percentage of total revenue for the nine months ended September 30, 2008, and for the years ended December 31, 2007 and 2006 was 2.5%, 1.9%, and 1.6%, respectively.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

Certain Relationships and Related Transactions, and Director Independence, page 83

2.	We note your response to comment 4 of our letter dated October 16, 2008, in which you state that you provided all of the disclosure required by Item 404 of Regulation S-K. You do not appear to have provided a description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K, as required by Item 404(b). Registrants must include disclosure regarding policies for the review, approval or ratification of related person transactions under Item 404(b)(1) even when the company does not have to report any transactions under Item 404(a). See Question 130.06 of the Staff’s Compliance and Disclosure Interpretations for Regulation S-K. Please advise.

Response:

While our initial response to comment 4 of your letter dated October 16, 2008 remains correct with respect to the disclosure of related person transactions (i.e., there were no reportable transactions), we did not disclose in either of the referenced Form 10-K or the Definitive Proxy Statement our policies and procedures for the review, approval, or ratification of any affected transaction.

For further clarification, Paragraph 26 of our Audit Committee Charter states in part:

Review and approve or disapprove all related party transactions for potential conflict of interest situations on an ongoing basis whenever the Audit Committee is informed or becomes aware of any such existing or proposed transaction. For purposes of this Paragraph 26, ‘related party transactions’ means transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404. The Audit Committee shall report to the Board all actions that the Audit Committee takes pursuant to this Paragraph 26.

Further, on an annual basis as a part of our process for preparing our Definitive Proxy Statement and Form 10-K, each director and executive officer of the corporation must complete a Directors and Officers Questionnaire which specifically asks whether the affected director or officer (or immediate family member) has entered into a related person transaction (as defined by the regulations) with the Company, and if so, to provide all relevant details.

We respectively request that we be allowed to disclose our policies and procedures for the review, approval, or ratification of any transactions required to be reported under paragraph (a) of Item 404 of Regulation S-K in the next filing of our Definitive Proxy Statement. The disclosure will be similar in nature to our discussion in the previous two paragraphs above.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

Exhibits, Financial Statement Schedules, page 83

3.	We note your response to comment 5 of our letter dated October 16, 2008, in which you explain why you did not file your master subscriber agreement with Time Warner as an exhibit to your Form 10-K pursuant to Item 601(b)(10(ii)(B) of Regulation S-K. Your response does not convincingly demonstrate a lack of substantial dependence on the master subscriber agreement. Please provide further support for your conclusion that you are not substantially dependent upon the master subscriber agreement, a contract with your third largest customer that accounted for “substantially all” of the 14% of your revenues attributable to Time Warner for the third quarter of 2008, the second quarter of 2008, and the third quarter of 2007. Your response should include, but should not be limited to, your estimate of the quantitative effect on your net income and per share income because of a termination of the agreement. In addition, your response should reconcile your conclusion that you are not substantially dependent upon the agreement with your risk factors disclosure that you derive a significant portion of your revenues from a limited number of clients, and the loss of the business of a significant client would materially adversely affect your financial condition and results of operations. Please be advised that that if you file the agreements with Time Warner as exhibits and seek confidential treatment of certain information contained in these agreements, your confidential treatment application will be reviewed by the staff in order to ensure compliance with the substantive and procedural aspects of the Commission’s confidential treatment process.

Response:

As we stated in our response to comment 5 in our letter dated November 17, 2008, the CSG disclosure committee has been closely evaluating the need to file one or more of the Time Warner contracts as part of each periodic filing, and has concluded that the filing of one or more of the Time Warner agreements was not required. In addition, we do not necessarily see as inconsistent this decision and our disclosure in our risk factors concerning the concentration of a large percentage of our revenues with our four largest clients. While the loss of Time Warner could have a “material adverse effect on our financial position and results of operations”, we do not believe that we are “substantially dependent” on Time Warner to remain a viable business enterprise.

We acknowledge that the determination of materiality in such matters is subjective in nature. Since CSG’s disclosure committee has been closely monitoring and evaluating whether any of the Time Warner agreements meet the criteria of a material contract, and in the spirit of providing investors with as much relevant information as possible for those agreements that may be considered material, we respectively request that we be allowed to file, as an exhibit in our 2008 Form 10-K, the Time Warner master subscriber management system agreement, along with any material amendments to that agreement. We acknowledge that any request for confidential

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

treatment of certain information within those documents will be reviewed by the SEC staff in order to ensure compliance with substantive and procedural aspects of the SEC’s confidential treatment process.

Definitive Proxy Statement Filed April 10, 2008

Compensation Discussion and Analysis (“CD&A”), page 12

4.	We note your response to comment 10 of our letter dated October 16, 2008, in which we asked you to provide a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance bonuses and equity awards. In your response letter, please include a representation that you will include similar disclosure, if applicable, in future filings.

Response:

We will provide in our future filings if applicable a quantitative discussion of the terms of the necessary targets needed to be achieved in order for our executive officers to earn their annual performance bonuses and equity awards. This discussion will be similar in nature to our response to comment 10 in our response letter dated November 17, 2008.

5.	We note your response to comment 11 of our letter dated October 16, 2008, in which we asked you to provide more insightful disclosure of the mechanics of your benchmarking program. In your response letter, please include a representation that you will include similar disclosure, if applicable, in future filings.

Response:

We will provide in our future filings if applicable disclosures of the mechanics of our benchmarking program. This disclosure will be similar in nature to our response to comment 11 in our response letter dated November 17, 2008.

6.

Refer to comment 12 of our letter dated October 16, 2008. We continue to believe that investors will benefit from a more insightful analytical discussion of how you arrived at the particular levels and forms of compensation paid in 2007 and why you believe your compensation decisions are consistent with your overall compensation objectives and philosophies. Please provide a complete qualitative and quantitative discussion linking your compensation objectives and policies with the actual amounts paid to your named executive officers. Please refer to the ample amount of guidance the Division has issued

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

in this regard, most recently, Director White’s October 21, 2008 speech, entitled “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009,” which is available at our website. Also, please include a representation that you will include similar disclosure, if applicable, in future filings.

Response:

In responding to the comment contained in Paragraph 6 of your letter dated November 26, 2008, our objective is to supplement Paragraphs 10 through 14 of our previous response to your letter dated October 16, 2008, without repeating the information contained in such previous responses and also without repeating the detailed information appearing in the CD&A contained in the Company’s 2008 Definitive Proxy Statement. We ask, therefore, that you consider this response in the context of such information previously provided.

As stated in the CD&A contained in the Company’s 2008 Definitive Proxy Statement (page 13), the Company’s Compensation Committee has established three principal components of each NEO’s compensation (excluding normal fringe benefits):

1.	A competitive base salary.

2.	Annual cash performance bonuses that are closely tied to the achievement of pre-determined financial and personal objectives.

3.	A long-term component comprised of equity awards.

The qualitative and quantitative aspects of each of such three components which were considered by the Compensation Committee are as follows:

Base Salary and Cash Bonus. The Compensation Committee’s qualitative objective with respect to an NEO’s base salary is a salary which: (i) is competitive with the base salaries being paid to persons holding similar positions with companies that the Compensation Committee, with the assistance of its independent compensation consultant, considered to be an appropriate peer group; and (ii) fairly reflects the position and responsibilities of the particular NEO. The Compensation Committee considered a base salary for an NEO to be competitive if such salary fell within the 50th to 75th percentiles of the applicable peer group compensation. However, in considering peer group compensation, the Compensation Committee recognized that the comparisons necessarily are imprecise because the executive titles and responsibilities at the peer group companies are unlikely to correspond exactly to the responsibilities of the Company’s NEOs with similar or equivalent titles. The Company’s NEO group consists of only four persons, with a broad range of responsibilities consistent with the size and organization of the Company. It is entirely possible that such responsibilities in other companies, including members of the peer group, are divided among a larger number of executive employees or are held by persons with different titles.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

The Compensation Committee’s qualitative objectives with respect to annual cash performance bonuses are to: (i) provide each NEO with the opportunity to earn a cash bonus in an amount which would result in such NEO’s total cash compensation for the particular year (base salary plus cash bonus) to be competitive with the total annual cash compensation being paid to persons holding similar positions within the peer group companies referred to in the preceding paragraph, taking into account the differentiating factors also referred to in the preceding paragraph, and which fairly reflects the position and responsibilities of the particular NEO; and (ii) structure the cash bonus program in such a manner that it will, by being based on the achievement of key short-term objectives of meaningful increases in the Company’s revenue and income, promote the Company’s long-term financial success and enhance stockholder value.

From a quantitative perspective, based upon the information provided by the Compensation Committee’s independent compensation consultant, the Compensation Committee recommended to the Company’s Board of Directors base salaries for Messrs. Kalan, Wiese, and Ruble which fell within or close to the target competitive percentile range (50%-75%) mentioned above and established performance bonus targets which similarly were intended to bring the total annual cash compensation of such NEOs within such target competitive percentile range (assuming that the performance bonuses were earned in an amount at or near their 100% target). In designing the Company’s annual performance bonus program and in assigning bonus targets to the individual NEOs, the Compensation Committee also took into account the factors discussed in the CD&A (pages 15 and 16 of the Company’s 2008 Definitive Proxy Statement). As discussed in the Company’s response to your October 16, 2008, comment letter, Mr. Scott’s situation was unique in that it was difficult to make a meaningful peer group comparison for him because of the very broad scope of his responsibilities and the significance of his role within the Company’s operations based upon his technical expertise, his management and leadership skills and experience, his tenure and range of positions held with the Company, and his relationships with key clients of the Company. Accordingly, the Compensation Committee recommended that the Board of Directors establish a combination of base salary and performance bonus opportunity for Mr. Scott which would enable him to potentially receive total cash compensation at a level greater than the competitive 75th percentile for an executive with a similar title (but not necessarily similar duties).

Equity Awards. The Compensation Committee’s qualitative objective for equity awards to the Company’s NEOs is to align NEO overall compensation with long-term stockholder return and therefore, in addition to the annual cash bonus program discussed above, to include an equity component that will directly coincide with stockholder value. Although the equity component of the Company’s NEO compensation program in recent years has utilized

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

restricted stock which vested over a four-year period without a specific performance component, the Compensation Committee decided that the equity grants to the Company’s NEOs for 2007 should in part be performance based (as well as time based) so as to further align the interests of the NEOs with the interests of the Company’s stockholders. For such purpose, as discussed in detail in the CD&A (pages 16 and 17 of the Company’s 2008 Definitive Proxy Statement) and in our response to comment 10 in your October 16, 2008, comment letter, the Compensation Committee used the achievement of alternative performance-based targets as a precondition to the vesting of 50% of each NEO’s restricted stock grant.

From a quantitative perspective, in terms of the numbers of shares of restricted stock granted to the Company’s NEOs, the Compensation Committee again sought to be competitive with the Company’s peer group and for such purpose considered the information provided by the Compensation Committee’s independent compensation consultant which was discussed in our response to comment 10 in your October 16, 2008, comment letter. However, as noted in such prior response, the comparative data is limited, particularly with respect to the use of performance-based equity awards, and the Compensation Committee therefore made an independent judgment (based upon all relevant data available and the Compensation Committee members’ extensive business experience) with respect to the number of shares granted to each NEO based upon the value of the shares granted at the time of the grant in relation to: (i) the NEO’s cash compensation; (ii) the applicable performance targets for the performance-based grants and the potential difficulty in their achievement; and (iii) the corporate position and responsibilities of each NEO.

We will include similar disclosures, if applicable, in future filings.

7.	We note your response to comment 13 of our letter dated October 16, 2008, in which we asked you to provide additional detail and an analysis of how individual performance contributed to actual 2007 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please provide us with a quantitative and qualitative analysis of the extent that your Compensation Committee adjusted or discounted each names executive officer’s annual bonus due to the named executive officer’s level of achievement of personal objectives. Given you state that “the level of achievement of personal objectives acts more as a discounting factor in the Compensation Committee’s overall evaluation of NEO performance,” please provide us with additional information so that we may better understand why Mr. Scott’s personal objective percentage was over one hundred percent in 2006. In your response letter, please include a representation that you will include similar disclosure, if applicable, in future filings.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

Response:

As noted in our response to comment 13 in your October 16, 2008, comment letter, the Compensation Committee did not place significant weight on the achievement of individual performance objectives for purposes of the Company’s 2007 performance bonus program. As noted in our response to comment 12 in your October 16, 2008, comment letter, the personal objectives of the Company’s NEOs for 2007 were, for the most part, task and performance oriented within the context of the NEO’s particular area of responsibility and were broadly described rather than involving specific monetary or numerical achievements. Such personal objectives were provided to the Compensation Committee in written form at the time that the individual NEO performance bonus targets for 2007 were established by the Compensation Committee. In reviewing such personal objectives at that time, the Compensation Committee did not assign weights to such objectives either individually or as a whole for purposes of the ultimate payment of a performance bonus.

When the Compensation Committee met in February 2008 to consider the 2007 performance of the NEOs as compared with their personal objectives, Mr. Kalan as the Company’s Chief Executive Officer, presented to the Compensation Committee a review of the 2007 performances of the NEOs other than himself and noted those aspects of their respective performance objectives that had not been entirely fulfilled. Mr. Kalan recommended to the Compensation Committee overall personal objective achievement percentages for each of such other NEOs based upon the factors he had discussed with the Compensation Committee. Mr. Kalan did not, however, discuss with the Compensation Committee the specific percentages for each of the various objectives for the other NEOs.

Outside of Mr. Kalan’s presence, the Compensation Committee discussed Mr. Kalan’s 2007 performance in the capacity he held during 2007 as compared with his personal objectives in such capacity. (Mr. Kalan served as the Company’s Executive Vice President – Business and Corporate Development during 2007 and did not become Chief Executive Officer of the Company until December 29, 2007.)

As noted in our response to comment 12 in your October 16, 2008, comment letter, the Compensation Committee, recognizing that the assignment of a numerical achievement level to the NEO personal objectives is largely a subjective exercise, relied both upon Mr. Kalan’s evaluations of the other NEOs and the Committee members’ own direct observations in arriving at the percentages of achievement of such personal objectives to be utilized for purposes of actual performance bonus awards made for such other NEOs for 2007. The Compensation Committee made its own judgment with respect to Mr. Kalan’s achievement of his personal objectives based upon its direct observation of Mr. Kalan’s performance in his various capacities.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

December 11, 2008

It is difficult to present any further quantitative or qualitative analysis in response to your comment 7 since, apart from the matters discussed above, no further quantitative or qualitative analysis occurred.

We will include similar disclosures, if applicable, in future filings.

In your comment 7, you also asked for additional information concerning Mr. Scott’s personal objective percentage for 2006. Mr. Scott was promoted to the position of Chief Operating Officer of the Company in August 2006, and the Compensation Committee recommended and the Board of Directors approved a personal objective percentage for Mr. Scott for 2006 to reflect both his assumption of substantial additional responsibilities and the quality of his performance in his new position. Further, Mr. Scott received no increase in his base salary, no increase in his target bonus (measured as a percentage of base salary), nor any equity award at the time of his promotion. Thus Mr. Scott performed his duties in his new position for over four months without additional remuneration. Finally, Mr. Scott’s new duties required that he spend a considerable amount of time at the Company’s headquarters in Denver, Colorado when his primary residence was Omaha, Nebraska. As a result, Mr. Scott incurred certain additional expenses associated with procuring and maintaining a second residence near the Company’s headquarters.

***********

If you have any questions related to the information contained herein, please do not hesitate to contact me at (303)-796-3955.

Sincerely,

/s/ Joseph T. Ruble

Joseph T. Ruble

Executive Vice President, General Counsel,

Corporate Secretary and Chief Administrative Officer

cc:	Mr. Peter E. Kalan, Chief Executive Officer and President
Mr. Randy R. Wiese, Executive Vice President and Chief Financial Officer
Mr. Jeffrey Knight, KPMG LLP